

Mail Stop 3720

February 22, 2017

Amit Khetan
Controller
DASAN Zhone Solutions, Inc.
7195 Oakport Street
Oakland, CA 94621

      Re: **DASAN Zhone Solutions, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 23, 2016
              Form 10-Q for Fiscal Quarter Ended September 30, 2016
              Filed November 14, 2016
              File No. 000-32743

Dear Mr. Khetan:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Larry Spirgel

                  Larry Spirgel
                  Assistant Director
                  AD Office 11 – Telecommunications